Exhibit 99.4

Selected Office Markets

September 2010

by:

Caroline Green

Jeremiah Lee

Melinda Gilbert

Rosen Consulting Group

1995 University Avenue

Suite 550

Berkeley, CA 94704

510 549-4510

510 849-1209 fax

www.rosenconsulting.com

© 2010 Rosen Consulting Group

Selected Office Markets

Honolulu

Economy

The State of Hawaii, which has a total population of approximately 1.9 million, consists of the eight major islands of Oahu, Maui, Kauai, Molokai, Lanai, Kahoolawe, Niihau and the Island of Hawaii. The Island of Oahu, which has a population of approximately 1.3 million, is the most populous, with approximately 74.3% of Hawaii’s 587,900 jobs as of June 2010. The downtown area of Honolulu, Hawaii’s capital city, is located at the southeast section of Oahu and represents the political, economic, and cultural center of Hawaii as well as a center of international trade and travel for the United States and Asia. In addition to Hawaii’s tourism and construction industries and a strong military presence, the Hawaiian Islands derive a significant portion of their employment from the health care, finance, education and trade industries.

Honolulu’s economy has strong ties to military spending and benefits from a large tourism industry. The government sector is Honolulu’s largest sector by number of employees and accounts for more than 20% of all jobs. In 2008 (latest data available), government spending accounted for approximately $6.4 billion, or 24%, of Hawaii’s gross state product (GSP). Military spending in Hawaii totals approximately $8 billion, providing a solid foundation of consistent economic activity in Honolulu despite varying economic cycles. RCG expects this funding to continue as Hawaii serves as a strategic military location. The leisure and hospitality sector comprises approximately 15% of total employment and is Oahu’s second-largest employment sector. Approximately $11.4 billion, or 18%, of the state’s GSP was generated from the tourism industry. RCG expects tourism activity to increase over the long term as both domestic and international economic conditions improve. The educational and health services sector, a major driver of economic growth, sustained healthy expansion through the recession, and RCG expects this sector to continue to drive overall employment growth on Oahu.

After nearly two years of job losses, Honolulu began adding jobs in early 2010, indicating an improving economy. In the first half of 2010, 3,000 new jobs were added in Honolulu, equating to a growth rate of 0.7%. As of June 2010, the unemployment rate was 4.8%, compared to a national average of 9.5%. RCG expects employment growth to continue through the remainder of 2010, with growth for the second half of 2010 forecasted to be 0.5%. RCG believes that the rebound in consumer spending and tourism activity by both domestic and international travelers over the coming years should stimulate job growth in the local leisure and hospitality industry, which will continue to drive the Honolulu economy. Additionally, the ongoing presence of the U.S. military on Oahu should also drive payroll expansion.

Overall Office Market

The Honolulu office market, which encompasses Honolulu’s urban submarkets of the Central Business District, Waikiki and Kapiolani as well as suburban Honolulu, contains more than 11.6 million square feet of gross leasable area as of the second quarter of 2010. Recent demand for office space has been driven by federal spending and by firms associated with Honolulu’s Rail Transit Project. Rents in the second quarter of 2010 improved slightly, increasing by 2.5% from fourth quarter 2009 while the overall vacancy rate increased to 13.5% in the second quarter of 2010 compared with 11.7% in the fourth quarter of 2009. RCG expects the vacancy rate to decline to 13.2% by the fourth quarter of 2010, with rent growth at a modest 1.2%. The return of healthy job growth is expected to drive demand

© 2010 Rosen Consulting Group, LLC	1

for office space beginning in 2011. RCG expects continued improvement in occupancy rates, with vacancy falling to 10.7% by the fourth quarter of 2014. As demand increases, RCG expects annual rent growth to increase from 1.8% in 2011 to 2.2% in 2014. RCG believes that the market’s geographic supply restrictions and lack of new construction in the development pipeline should minimize supply-side pressure and aid in the market’s recovery during the next five years.

San Diego

Economy

San Diego has a diversified economy that supports approximately 1.2 million jobs as of June 2010. San Diego County continues to evolve and mature as a diverse economy, broadening its employment base while maintaining strong ties to the large and historic military presence. Major employment sectors include professional and business services, biotechnology and high technology, trade and leisure and hospitality. Given the large military presence, the government sector is the largest employment sector in San Diego. Twelve Navy and Marine bases are located in the area and support an estimated 342,000 jobs. The biotechnology cluster surrounding the La Jolla submarket is one of the largest in the nation, and the expansion of tech firms in the region is expected to drive the economic recovery in the coming years. The scientific R&D services sector is a subsector of the professional and business services sector and, given the return of venture capital funding in San Diego, RCG expects this sector will fuel total employment growth throughout San Diego in the coming years. The professional and business services sector is San Diego’s largest private employment component, accounting for 16.3% of the total employment base. In the first half of 2010, this sector added 3,700 jobs, equating to a growth rate of 1.9%. RCG forecasts strong job growth in this sector, expanding by 2.0% in 2010, increasing to annual growth of 2.5% by 2014.

San Diego’s economy has historically outperformed the nation in terms of job creation, due to the diversified nature of the economy and strong population growth. People and employers are attracted to San Diego by its temperate weather, high quality of life and renowned research institutions and universities. In the first half of 2010, a total of 10,300 jobs were added to the total employment base. RCG predicts hiring in San Diego will outpace the national recovery, with local employment growth averaging 1.3% annually between 2010 and 2014, compared with 1.0% nationally. RCG expects annual payrolls to increase by 0.9% in 2010, with annual growth accelerating to 1.7% by 2014.

Suburban Office Market

The San Diego office market, which encompasses all of San Diego County, totals nearly 56.0 million square feet as of the second quarter of 2010, with approximately 9.6 million located downtown and the remaining 46.4 million located in the suburban submarkets. The most desirable office space in the region is located in suburban submarkets as

© 2010 Rosen Consulting Group, LLC	2

demand is traditionally lower downtown. The return of job growth has increased tenant demand in San Diego’s suburban submarkets. The suburban vacancy rate decreased to 20.4% in the second quarter of 2010 from 21.6% in the fourth quarter of 2009. RCG expects the suburban vacancy rate to steadily decline to 9.6% by the fourth quarter of 2014 and rent growth to resume in 2011, increasing from 1.9% in 2011 to 5.0% by 2014. RCG believes recent overbuilding between 2006 and 2008 will keep new construction low, helping to prevent a further oversupply of available space. RCG expects 253,000 square feet to be delivered in 2010, down from an average of nearly 1.6 million square feet completed annually between 2005 and 2009; and expects only 65,000 square feet to be delivered in 2011. Overall, RCG believes that the demand for office space in San Diego will remain healthy over the long-term, driven by the diversified and high technology economy as well as the desirability of the region as a place to live and work.

Los Angeles

Economy

Los Angeles’ diversified economy generated $499.8 billion of gross domestic product in 2009, making it one of the largest and most influential economies in the world. Several industries are clustered in Los Angeles, including media and entertainment, trade and tourism. Following job losses in 2008 and 2009, the Los Angeles economy improved in the first half of 2010, adding 12,800 jobs between December 2009 and June 2010. The information services and trade sectors were the greatest drivers of this growth on an absolute basis, expanding by a combined total of 22,700 jobs, while five other sectors, including construction and manufacturing, shed jobs. Los Angeles is the center of the entertainment industry for both film and television production in the United States. One out of 12 workers in Los Angeles County is tied to the entertainment industry. Additionally, media and new media businesses, such as video games and other forms of digital content production, are vital and growing elements of the local economy that leverage the proximity to the center of the traditional entertainment business for creative talent and financing. Trade is also a significant industry in Los Angeles given the presence of the Los Angeles-Long Beach Port, accounting for more than 15% of total employment.

Los Angeles has been affected by the recession as much as other cities and regions in the United States. The unemployment rate stood at 12.3% as of December 2009. RCG believes the unemployment rate will decline to 9.4% by 2014 as annual job growth increases from 0.5% in 2010 on an annual basis to 1.1% by 2014. Another important driver of the economy will be accelerating population growth, which will create demand for a variety of services. RCG expects the addition of 62,700 new residents between 2011 and 2014, as the strengthening economy and more-affordable home prices attract more new residents to the metropolitan area.

Overall Office Market

The Los Angeles office market, which includes the Central Business District, or CBD, West Los Angeles, South Bay, San Gabriel Valley and San Fernando Valley / Tri-Cities submarkets according to RCG, totals more than 193.4 million square feet as of the second quarter of 2010. Office market conditions in Los Angeles have softened throughout the region largely as a result of job losses and the recent delivery of new office space. An average of 1.7 million square feet of new office space per year was delivered to the market between 2007 and 2009. Looking forward, RCG expects Los Angeles to remain one of the nation’s top-performing office markets. RCG expects market conditions to stabilize by the fourth quarter of 2010 and then improve in the coming years, due to muted new construction and an improving economy. RCG believes that expected job growth will generate demand to absorb vacant space and push down vacancy rates. RCG expects the vacancy rate will improve to 14.3% by 2014 from 18.0% in the fourth quarter of 2010. RCG believes that the return of demand

© 2010 Rosen Consulting Group, LLC	3

will yield rising rent levels. RCG expects rent levels will drop 2.9% in the fourth quarter of 2010 and then return to positive growth of 1.3% by 2011, accelerating to 4.2% by 2014. RCG believes that in the longer term, Los Angeles’ supply constraints and increasingly diverse economy are likely to benefit the office market, supporting healthy rent growth.

Selected Submarkets

San Gabriel Valley

Weak conditions persisted in the San Gabriel Valley submarket through the second quarter of 2010 as average asking rents fell 0.3% from the fourth quarter of 2009. RCG forecasts improvement in the submarket beginning in 2011, with the vacancy rate declining to 13.6% by the fourth quarter of 2014 and annual rent growth accelerating to 4.4% by 2014. RCG does not anticipate any new space coming online until 2014, which should help restore the imbalance between supply and demand.

San Fernando Valley / Tri-Cities Office Submarket

The San Fernando Valley/Tri-Cities Office submarket was weak in the second quarter of 2010; however, RCG believes that the submarket’s diverse tenant base should provide strength to the economic

© 2010 Rosen Consulting Group, LLC	4

recovery. The average asking rent declined by 1.2% in the first half of 2010. RCG expects conditions to improve in the coming years, especially in the medium to longer term with stronger office-using employment growth. After the delivery of 157,000 square feet this year, RCG does not anticipate any construction completions until 2014. RCG predicts that annual rent growth will accelerate from 1.1% in 2011 to 4.8% in 2014 and expects the vacancy rate to fall from 20.1% as of the second quarter of 2010 to 14.1% by 2014 as tenant demand accelerates.

Orange County

Economy

Orange County is bordered by Los Angeles to the north, San Diego County to the south, Riverside and San Bernardino Counties to the east and 42 miles of coastline along the Pacific Ocean. Orange County has a population of approximately 3.0 million as of December 2009 and an employment base of nearly 1.4 million as of June 2010. RCG believes that the region is an ideal corporate headquarters location, with convenient access to housing and an attractive lifestyle. Orange County was the center of the subprime industry, with headquarters for many large subprime originators. Consequently, Orange County’s economy performed well during the housing boom, but collapsed along with the financial and housing market turmoil that impacted the nation. Between 2007 and 2009, the county lost nearly 187,000 jobs across all sectors, with the largest losses occurring in the construction and financial activities sectors.

Job growth has resumed in Orange County as many sectors have begun hiring. Through the first half of 2010, 29,700 jobs were added, equating to a six month growth rate of 2.2%. RCG believes that the temperate climate, the presence of the Disneyland theme park and a large number of beaches ensure that Orange County will remain a top tourist destination. After losing jobs in 2008 and 2009, the leisure and hospitality sector added 6,000 jobs in the first half of

2010, equating to a growth rate of 3.5% during that period. RCG believes that as leisure travel increases to the area, employment in this sector will continue to improve. RCG predicts that total employment will increase by 2.4% on an annual basis in 2010 and then level off to a 1.7% annual growth rate by 2014. In total, the return of job creation will translate into nearly 116,300 new jobs between year-end 2009 and year-end 2014. RCG expects the unemployment rate to edge downward from 9.2% as of June 2010 to the mid-7% range by 2014.

Overall Office Market

The Orange County office market is comprised of more than 81 million square feet spread across the county’s 34 cities as of the second quarter of 2010. Unlike most traditional office markets, Orange County does not have a singular CBD, but instead is comprised of several major submarkets. As with the nation, the local market experienced weak demand during the recession. Between 2006 and 2008, construction levels surged, leading to a vacancy rate of 20.2% in the fourth quarter of 2009. There are currently no reported office projects in the pipeline, and RCG does not anticipate any within

© 2010 Rosen Consulting Group, LLC	5

the next five years. Given the drop in construction, RCG reports that local experts believe the market is stabilizing as the pace of negative absorption has been slowing and leasing activity has been increasing. RCG expects annual rent growth will resume in 2011 at approximately 1.8%, accelerating to 4.5% by 2014 as the vacancy rate decreases to 16.0%.

San Francisco Bay Area

Economy

San Francisco Economy

The San Francisco market, consisting of the City of San Francisco, together with San Mateo and Marin counties, had a population of nearly 1.8 million in 2009 and a job base of approximately 919,300 as of June 2010. The economy is driven by professional services and an array of innovative growth industries, including high technology, biotechnology, clean technology, software development and multimedia design and production. In addition, a number of prominent accounting firms, law firms, commercial banks, investment banks, venture capital firms and money management companies are headquartered or have offices in San Francisco. Tourism is also an important segment of the local economy.

San Francisco’s economy has been affected by the credit crisis and national recession, although the region only began to feel the full effects in late 2008. A total of 61,400 jobs, or 6.3% of total employment, were lost in 2009. However, RCG believes that the economy will stabilize by year-end 2010 with employment growing 0.3% on an annual basis in 2010. RCG projects employment growth to accelerate from 0.9% in 2011 to 1.4% by 2014 and for San Francisco to regain close to 39,700 jobs from year-end 2009 through 2014.

East Bay Economy

The East Bay market spans from east side of the San Francisco Bay to the eastern edge of Alameda County and had a population of approximately 2.5 million as of 2009 and an employment base of over 937,200 as of June 2010. The largest and most dense city in Alameda County is Oakland with an estimated population of 409,000 people. Oakland is a transportation hub, both for industry and for residents of the entire San Francisco Bay Area. The Port of Oakland is the fourth-busiest port in the United States in terms of traffic and a major driver of the East Bay economy. The East Bay has historically been a lower cost alternative to the San Francisco market with an economy driven by trade, government and educational and health services. Though the Port of Oakland, government sector and healthcare industry are all major drivers of the economy, the East Bay is quickly becoming a destination for companies in the clean technology industry. A source of innovation in the area, the University of California at Berkeley is the largest university in the Bay Area and is one of the top employers in the area with 20,500 East Bay-based employees.

Real estate activity was the primary driver of the growth in the East Bay economy through much of the previous decade. As such, the

© 2010 Rosen Consulting Group, LLC	6

corrections in the housing and mortgage-lending industries continue to restrain the area’s recovery. Through the first half of 2010, 7,400 jobs were shed, equating to a 0.8% decline. RCG expects job growth will increase 0.7% in the second half of 2010 and then increase from 0.9% in 2011, up to 1.1% by 2014. RCG expects the creation of more than 34,000 jobs from year-end 2009 through 2014. RCG expects the growing concentration of emerging technology companies in the East Bay to translate into accelerated job growth in the region as these industries mature.

Office Market

San Francisco Overall Office Market

The San Francisco office market (excluding Marin County) totals nearly 107.4 million square feet as of the second quarter of 2010 and consists of three primary submarkets: the CBD submarket, the non-CBD submarket and the Peninsula submarket, which includes cities in San Mateo. Companies are attracted to the region because of the educated and skilled work force and its desirability as a place to live and work. office demand fell during 2008 and 2009; however there are signs a recovery is under way as the vacancy rate appears to be stabilizing. The total vacancy rate rose to 15.7% in the second quarter of 2010 from 15.5% in the fourth quarter of 2009 and 13.2% in the fourth quarter of 2008. RCG expects the vacancy rate to decrease to 14.8% by the fourth quarter of 2010 and to improve to 10.4% by 2014 as leasing activity improves.

East Bay Overall Office Market

The East Bay office market, which consists of Alameda and Contra Costa Counties, contains approximately 59 million square feet. The market has historically been a lower cost alternative to San Francisco and where a number of companies have housed their back-office operations; however, several large corporations maintain headquarters in the market, including Chevron, Clorox, Kaiser Permanente and Safeway. Although the vacancy rate increased to 18.7% in the fourth quarter of 2009 due to a contraction in employment, net absorption in the second quarter of 2010 caused the vacancy rate to drop to 18.1%. RCG expects the vacancy rate to improve from 17.5% in the fourth quarter of 2010 to 13.2% by 2014. Rent growth is expected to remain soft for the remainder of 2010 but then increase by 2.4% in 2011, picking up to 4.2% by 2014.

© 2010 Rosen Consulting Group, LLC	7

Appendix 1

Submarket data
For Second Quarter 2010
Market	Submarket	Occupany Rate
	Honolulu
	CBD	86.9%
	Kapiolani	91.1%
	Waikiki	81.1%
	Contra Costa County
	Walnut Creek/Shadelands	85.3%
	Los Angeles
	San Gabriel Valley	85.8%
	LA North	82.4%
	Tri-Cities	81.0%
	Orange County
	South County	81.3%
	Airport Area	77.9%
	San Diego
	Kearny Mesa	86.6%
	Mission Valley	80.6%
	Sorrento Mesa	86.8%
	Phoenix
	Central Phoenix	70.9%
	Source: RCG